BB 3/17

SECURI[redacted]ION

06005394

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 213

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AB 3/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parnassus Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Market - Steuart Tower, #1600
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Early (415) 778-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woo, James G.
(Name – *if individual, state last, first, middle name*)

601 Montgomery Street, Suite 1010, San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 07 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra Early, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parnassus Investments, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JUANITA AGUILERA
COMM. #1593755
NOTARY PUBLIC • CALIFORNIA
SAN FRANCISCO COUNTY
Comm. Exp. AUG. 3, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARNASSUS INVESTMENTS

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

TOGETHER WITH

INDEPENDENT AUDITOR'S REPORT

JAMES G. WOO
CERTIFIED PUBLIC ACCOUNTANT

JAMES G. WOO
CERTIFIED PUBLIC ACCOUNTANT

601 Montgomery Street • Suite 1010 • San Francisco, California 94111 • (415) 956-7685 • (415) 956-6528 Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Parnassus Investments

I have audited the accompanying balance sheet of Parnassus Investments (an S Corporation), as of December 31, 2005, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parnassus Investments as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedules II, III and IV is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Woo

February 13, 2006

PARNASSUS INVESTMENTS

BALANCE SHEET -- DECEMBER 31, 2005

LIABILITIES AND SHAREHOLDERS' INVESTMENT

Accounts payable	$ 147,984
Accrued liabilities-	
Payroll	292,763
Others	104,639
Total current liabilities	$ 545,386
Commitments (Note 3)	
Shareholders' investment	
Common stock, no par value-	
Authorized -- 1,000,000 shares	
Issued and outstanding -- 1,874 shares	$ 3,268,430
Retained earnings	1,730,715
Total shareholders' investment	$ 4,999,145
Total liabilities and shareholders' investment	$ 5,544,531

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Management fees	$ 9,381,723
Gross revenues	$ 9,381,723
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES EXPENSES (Schedule I)	$ 6,541,047
Income from operations	$ 2,840,676
OTHER INCOME AND EXPENSES	
Interest and dividend income	158,124
Unrealized gain on investments	301,710
Realized loss on investment	(88,336)
Rental income	217,269
Miscellaneous	170,571
Income before provision for income tax	$ 3,600,014
Provision for income taxes (Note 1)	55,986
Net income	$ 3,544,028

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, December 31, 2004	$ 2,831,595
Net income	3,544,028
Dividends	4,644,908
Balance, December 31, 2005	$ 1,730,715

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,544,028
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	40,591
Unrealized gain on investments	(301,710)
Realized loss on an investment	88,336
Loss on disposal of fixed assets	870
(Increase) decrease in:	
Receivables	406,155
Prepaid expenses	(36,064)
Increase (decrease) in:	
Accounts payable	(522)
Accrued liabilities	234,504
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 3,976,188
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of investments	$ 600,000
Purchase of investments	(774,510)
Purchase of equipment	(48,671)
NET CASH USED FOR INVESTING ACTIVITIES	$ (223,181)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	$ (4,644,908)
Collection of notes receivable	294,812
NET CASH USED FOR FINANCING ACTIVITIES	$ (4,350,096)
NET DECREASE IN CASH	$ (597,089)
CASH AT BEGINNING OF YEAR	928,797
CASH AT THE END OF THE YEAR	$ 331,708

The accompanying independent auditor's report and notes to financial statements should be read in conjuction with this statement.

PARNASSUS INVESTMENTS

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

SUPPLEMENTAL INFORMATION ON CASH FLOWS:	
Income taxes paid	$ 62,933

The accompanying independent auditor's report and notes to financial statements should be read in conjuction with this statement.

PARNASSUS INVESTMENTS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Summary of Significant Accounting Policies

Business profile -- The Company is the underwriter and investment adviser for The Parnassus Fund and The Parnassus Income Trust (mutual funds).

Property & Equipment -- Property and equipment are recorded at cost. Renewals and betterments are capitalized. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets. Depreciation expense was $ 40,591 for the year ended December 31, 2005.

Taxes on Income -- The Company, with the consent of its shareholders, has elected under applicable federal and state laws to be treated as an S Corporation, whereby, in lieu of corporate income taxes, the shareholders of the Company are taxed on their proportionate share of the Company's income or loss. The provision for income taxes consists of state franchise tax.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising -- The Company expenses advertising production costs as they are incurred and advertising communications costs the first time the advertising takes place.

2. Investments

The Company's policy is to invest funds primarily in The Parnassus Fund and The Parnassus Income Trust. These investments are carried at fair market value.

3. Commitments

The Company leases office facilities under an operating lease agreement, which expires on May 31, 2010.

The following is a schedule of the future minimum lease payments:

Year Ending	Amount
December 31, 2006	$ 644,711
December 31, 2007	660,372
December 31, 2008	676,033
December 31, 2009	691,694
December 31, 2010	293,644
	$ 2,966,454

The rental expense under the lease agreement was $ 591,645 for the year ended December 31, 2005.

4. Regulatory Requirements

The Company is subject to the regulations and guidelines of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The SEC's 'Net Capital Rule" requires the Company to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $ 25,000 and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. Aggregate indebtedness and net capital change from day to day. At December 31, 2005, aggregate to indebtedness and its ratio to net capital was as follows:

Net capital	$ 2,130,709
Aggregate indebtedness	545,386
Ratio of aggregate indebtedness to net capital	.26 to 1

5. Information Concerning Credit Risk Financial Instruments

Statement of Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance-sheet risk and about concentrations of credit risk for all financial instruments.

Concentrations of credit risk financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments.

The potential concentration of credit risk pertaining to temporary cash investments will vary throughout the year depending upon the level of cash deposits versus amounts insured. The amount of cash subject to such risk as of December 31, 2005, was $ 204,144.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE I

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Organizational dues	$	11,067
Bank charges		14,548
Education and training		15,945
Miscellaneous		20,045
Equipment rental		29,686
Professional fees		30,695
Outside services		31,808
Regulatory fees		32,983
Office supplies		34,385
Travel and entertainment		36,557
Depreciation		40,591
Taxes and license		41,206
Contributions		58,879
Communications		60,643
Printing and reproduction		61,906
Research expense		76,678
Insurance		81,118
Postage and mailing		91,874
Fund expenses		99,683
Employee benefits		130,341
Software licensing fees		254,298
Personnel expenses and fees		301,708
Advertising and marketing		385,615
Rent and rental expenses		601,045
Broker sevice fees		1,138,889
Salaries		2,858,854
	$	6,541,047

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE II

Computation of Net Capital Pursuant to Rule 15c 3-1

Total shareholders' investment from Balance Sheet	$ 4,999,145
Less - nonallowable assets	2,567,147
Net capital before haircuts on securities	$ 2,431,998
Less - haircuts on securities	301,289
Net Capital	$ 2,130,709
Minimum net capital required	$ 36,359
Excess in net capital	$ 2,094,350

Schedule of Nonallowable Assets

Notes receivable	$ 2,165,873
Accounts receivable	24,021
Investments	20,100
Deposits	19,210
Prepaid expenses	89,409
Property and equipment	248,534
	$ 2,567,147

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE III

Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

The reconciliation between the computation of net capital per Schedule II and the Company's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per Company	$ 2,130,709	$ 545,386
Computation per schedule II	$ 2,130,709	$ 545,386

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

PARNASSUS INVESTMENTS

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

SCHEDULE IV

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The accompanying independent auditor's report and notes to financial statements should be read in conjunction with this statement.

JAMES G. WOO
CERTIFIED PUBLIC ACCOUNTANT

601 Montgomery Street • Suite 1010 • San Francisco, California 94111 • (415) 956-7685 • (415) 956-6528 Fax

To the Board of Directors of
Parnassus Investments

In planning and performing my audit of the financial statements of Parnassus Investments for the year ended December 31, 2005, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions in relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

My consideration of the internal control structure would not necessary disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely upon Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered Brokers-Dealers, and should not be used for any other purpose.

February 13, 2006